[Enterprise Letterhead]

August 22, 2005

Via EDGAR and FACSIMILE

Mr. David Mittelman

Legal Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549-0405

Re:	Enterprise GP Holdings L.P.
Registration Statement on Form S-1
File No. 333-124320

Dear Mr. Mittelman:

Enterprise Products GP Holdings L.P. (the “Partnership”) is providing this supplemental letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Partnership’s request for acceleration of effectiveness of the above-referenced registration statement (the “Registration Statement”) relating to the offering (the “Offering”) of units representing limited partner interests in the Partnership.

The Staff has asked the Partnership to provide supplemental information regarding certain proposed sales to Mr. O.S. Andras, a director of Enterprise Products GP, LLC (which will become a wholly owned subsidiary of the Partnership upon the closing of the Offering) and, until July 1, 2005, the Vice Chairman of Enterprise Products GP, LLC and Vice Chairman and a director of EPCO, Inc. (which currently (prior to the Offering) owns a 95% interest in the Partnership), and to two entities controlled by Dan L. Duncan, the Chairman and owner of the Partnership’s general partner (the “Duncan Entities”). Mr. Duncan is currently the beneficial owner of 100% of the outstanding limited partner interests in the Partnership. The Partnership filed Amendment No. 1 to the Registration Statement on June 21, 2005, which did not contain any information about units to be offered to Mr. Andras and the Duncan Entities in connection with the Offering. On July 21, 2005, the Partnership filed Amendment No. 2 to the Registration Statement which disclosed that the Partnership had reserved up to an aggregate $15 million of units to be offered to Mr. Andras and the Duncan Entities.

During the period between June 21, 2005 and July 21, 2005, after reviewing Amendment No. 1 to the Registration Statement in his capacity as a member of management of Enterprise Products GP, LLC, Mr. Andras approached the Partnership and requested that he be allowed to purchase $5 million of units in the Offering. Similarly, during that same period, after reviewing Amendment No. 1 to the Registration Statement in his capacity as a member of management of the Partnership and Enterprise Products GP, LLC, Mr. Duncan approached the Partnership and requested that he be allowed to purchase an aggregate $10 million of units in the Offering through the Duncan Entities. The Partnership did not solicit either of these requests from Messrs. Andras or Duncan. The Partnership agreed to reserve an aggregate $15 million of units to be offered to Mr. Andras and the Duncan Entities after being approached by Messrs. Andras and Duncan and disclosed such arrangements in Amendments No. 2, 3 and 4 to the Registration Statement.

Securities and Exchange Commission

August 22, 2005

The Partnership did not make any offer of Partnership units to Messrs. Andras or Duncan or to the Duncan Entities in violation of Section 5 of the Securities Act of 1933, as amended.

With respect to the lead and managing underwriters named on the front and back covers pages of the prospectus, we have confirmed that each such underwriter is participating in the management fee as a co-managing underwriter. This contrasts with other offerings where certain underwriters only share in the selling concession. Accordingly, we believe disclosure of each underwriter as a lead or managing underwriter on the cover pages is required by Item 501(b)(8) of Regulation S-K.

Securities and Exchange Commission

August 22, 2005

Should the Staff have any questions or comments, please contact the undersigned at (713) 880-6568 or Michael P. Finch at (713) 758-2128.

Very truly yours,

ENTERPRISE GP HOLDINGS L.P.

By: EPE Holdings, LLC, its general partner

/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President & Chief Legal Officer